EXHIBIT 5.2
January 15, 2010

Re:	Terra Capital, Inc. $600,000,000 Aggregate Principal Amount 7.75% Senior Notes due 2019
Ladies and Gentlemen:
I am issuing this letter in my capacity as general counsel for Terra Capital, Inc., a Delaware corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance and exchange of up to $600,000,000 aggregate principal amount of new 7.75% Senior Notes due 2019 (the “Exchange Notes”) for a like aggregate principal amount of outstanding 7.75% Senior Notes due 2019, which have certain transfer restrictions (the “Original Notes”). The Exchange Notes are to be issued pursuant to the indenture dated as of October 26, 2009 (the “Indenture”), among the Company, the guarantors named therein (the “Guarantors”) and U.S. Bank National Association, as trustee (the “Trustee”).
In that connection, I have examined originals, or copies of certified or otherwise identified to my satisfaction, of such documents, corporate records and other instruments as I have deemed necessary or appropriate for purposes of this opinion, including the Indenture.
Based on the foregoing, I advise you that:
1.	The Indenture has been duly authorized, executed and delivered by Terra Industries Inc., Terra Investment Fund LLC, Terra Investment Fund II LLC, Terra Mississippi Holdings Corp. and Terra Real Estate Corporation (together, the “Non-Delaware Guarantors”) and constitutes a legal, valid and binding obligation of each of the Non-Delaware Guarantors enforceable against each of the Non-Delaware Guarantors in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law).
2.	The guarantees have been duly authorized by each of the Non-Delaware Guarantors, respectively, and, when executed and authenticated in accordance

January 15, 2010

with the provisions of the Indenture and delivered, will constitute the legal, valid and binding obligation of the applicable Non-Delaware Guarantor, enforceable against such Non-Delaware Guarantor in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law).
This opinion is provided based upon my knowledge and understanding of the laws of the State of Iowa and the federal laws of the United States of America. I disclaim any opinion as to any statute, rule, regulation, ordinance, order or other promulgation of any other jurisdiction within or outside the United States or of any regional or local governmental body. I express no opinion herein as to matters governed by any laws other than federal laws of the United States of America and the laws of the State of Iowa.
This letter speaks as of the time of its delivery on the date it bears. I do not assume any obligation to provide you with any subsequent opinion or advice by reason of any fact about which I did not have actual knowledge at that time, by reason of any change subsequent to that time in any law covered by any of my opinions, or for any other reason.
I hereby consent to the filing of this opinion with the Commission as Exhibit 5.2 to the Registration Statement
Sincerely,
/s/ John W. Huey
John W. Huey